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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2005

Commission File Number:  000-49605

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1. Material change reports and news releases, NR 05-04, NR 05-05, MC and NR 05-06, MC and NR 05-07,

2.  Meeting Notice

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: February 8, 2005 TSX Venture Exchange: CMD Shares Issued: 30,757,590 News Release #05-04

COMMANDER RESOURCES LTD. (CMD-TSX Venture) announces the company’s auditors have changed from G. Ross McDonald, Chartered Accountant to Smythe Ratcliffe, Chartered Accountants.  The change is as a result of a merger between the two firms.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold district on Baffin Island. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh

President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: February 9, 2005 TSX Venture Exchange: CMD Shares Issued: 30,757,590 News Release #05-05

DRILL PROGRAM COMMENCES ON STEWART COPPER PROJECT.

COMMANDER RESOURCES LTD. (CMD-TSX Venture) has commenced a drill program on its Stewart Copper Property in northern New Brunswick.  The Property is situated in the Bathurst base metal camp that includes the Brunswick #12, Brunswick #6 and the Heath Steele deposits and is close to road, railway and port facilities.  Refer to the Company’s website for property location and summary geological information www.commanderresources.com.

Two drill holes totaling approximately 800 metres are planned for the initial program.  Due to complex local folding, the first hole will be drilled to test for the presence and orientation of high grade copper lenses above known drill intercepts.   The second hole will test a deep geophysical target beneath the known copper zone to determine if a pipe-like body of copper mineralization is open at depth.

Previous exploration drilling on the Stewart Property by Commander’s predecessor, Major General Resources, discovered the “J-S Copper Prospect” hosted in the Nepisiquit Falls Formation, the main host rock to the large Bathurst volcanogenic massive sulphide (VMS) base metal deposits.   The J-S Prospect is a mineralized zone with a number of high grade copper drill intersections typical of the feeder ”vent complex” in many VMS mineral systems.

Fourteen drill holes tested a 600 metre long portion of a 1000 metre long geophysical conductor in 1996-97.  All of the holes contained variable amounts of copper mineralization, some with elevated gold and silver values.  Examples of higher-grade core intervals reported from the previous drilling included 1.47% Cu, 0.2 g/t Au  over 27.2 metres (including 2.24 % Cu over 13.2 metres), 4.0 % Cu over 1.8 metres, 12.6 % Cu over 0.55 metres and 1.04 % Cu over  25.5 metres, all in different drill holes.  The intervals shown are drilled widths.

Work on the project was suspended after the 1997 program as copper metal prices dropped sharply to the $ 0.60/lb range. With current copper prices well above $1.30/lb and the availability of a grant from the New Brunswick Mineral Exploration Assistance Program, the resumption of drilling is justified.

In mid 2004, a deep penetrating geophysical Electromagnetic (EM) and Magnetic (Mag) survey funded by a Government – Industry consortium was flown over the Bathurst area. This survey indicates that the conductor associated with the J-S Prospect is over 1400 metres long and deepening to the south, where it may continue below the level of detection of the airborne equipment.

The Stewart property is owned 100% by Commander Resources with a 1% Net Smelter Returns Royalty payable to the original vendors.

Bernard Kahlert, P.Eng, V.P. Exploration supervised the original drill program in 1996-97 and reviewed the data reported in this release.  Mr. Kahlert is the Qualified Person under NI 43-101 supervising the current drill program.   Robin Turner, P.Geol., is the independent Qualified Person working as the on-site geologist for the program and will prepare a technical report of the results.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold district on Baffin Island. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh

President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

February 16, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

February 16, 2005

Vancouver Stockwatch

Market News Publishing Inc.

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

COMMANDER RESOURCES LTD. reports on five holes drilled by partner Alto Ventures Inc. at the Despinassy gold project near Val d’Or, Quebec.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-06, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of February, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: February 16, 2005 TSX Venture Exchange: CMD Shares Issued: 30,757,590 News Release #05-06

Continued Intercepts of Good Grade and Thickness at Despinassy Gold Project, Quebec

COMMANDER RESOURCES LTD. (TSX.V – CMD) has been informed by partner Alto Ventures Inc. (TSX.V - ATV) of initial results of Alto’s ongoing 5,000 metre drill program at the Despinassy gold project near Val d’Or, Quebec. Results from five holes drilled on the DAC deposit confirm that each hole intersected wide intervals of shear hosted gold mineralization, up to 33 metres thick, containing multiple, high grade quartz veins. The best results from each of the holes include:

14.6 g/t Au over 3.7 metres (including 51.2 g/t Au over 1.0 metre);

7.0 g/t Au over 7.2 metres (including 16.4 g/t Au over 2.7 metres);

6.7 g/t Au over 3.1 metres (including 14.0 g/t Au over 1.2 metres);

6.4 g/t Au over 5.9 metres (including 22.0g/t Au over 1.4 metres); and

45.8 g/t Au over 0.4 metres

The style of gold mineralization at Despinassy is typical of “greenstone” gold deposits mined in the Abitibi Gold Belt.  Anomalous gold occurs within the Despinassy Shear Structure that is over 200 metres wide and drilling to date has traced gold mineralization for 5 kilometres along strike.  Four parallel zones (Zones 1, 2, 3, and 4) of intense alteration and quartz veining have been intersected in the DAC deposit (formerly Area One).

Zone 2 has been confirmed to be well mineralized and the most continuous of these zones with intercepts of:

3.4 grams gold per tonne over 14.0 metres;

1.97 grams gold per tonne over 28.0 metres;

2.33 grams gold per tonne over 25 metres; and

0.58 grams gold per tonne over 33.2 metres.

Zone 3 has also been confirmed to be continuous and well mineralized with results including:

1.2 grams gold per tonne over 13.9 metres; and

2.0 grams gold per tonne over 14.7 metres.

Sections of high grade quartz veins, which range in width from 0.3 metres to almost 10 metres occur within these zones.  Alto is encouraged by the continuity of these gold zones and the grades of gold mineralization encountered to date. Detailed results for DES05-64 to 68 are presented in the accompanying table.

The principal objective of these drill holes is to initiate the estimation of an inferred resource in the DAC deposit.  The current holes were drilled 25 metres apart horizontally in 25 to 50 metre vertical step-outs. In addition, Alto is drilling on IP anomalies up to three kilometers to the west along the Despinassy Shear Structure that were identified in a fall geophysical program. Previously undrilled Cameco IP targets, two kilometers to the east, will also be tested in the current program.

Alto is acquiring Cameco’s 70% interest in the Despinassy Joint Venture from Cameco Corporation through a series of cash and share payments totaling $700,000 over a five year period.  Under terms of an agreement with Commander Resources Ltd., Alto’s 30% partner in the project, Commander is being carried for the first $500,000 of the current program. Alto is the operator.

Quality Assurance/Quality Control

Core processing included descriptive logging and selection of samples for analyses.  The cores selected for analyses were sawed in half and one half was sent to a commercial laboratory and the other half retained for future reference.  Gold assays were performed at ALS Chemex Laboratories in Val d’Or Quebec.  The gold assaying method uses a standard Fire Assay with AA or Gravimetric finish technique, as requested by the Company, on 30 grams sub-sample taken from a 250 gram split off the raw sample.

The Laboratory was instructed to prepare and analyze a second 250 gram split from the reject for those samples that indicated greater than 2 grams gold per tonne on the initial analysis.  Commercially prepared standards were inserted every 25 samples to ensure precision of the results.  The results reported represent composites using weighted averages of all analyses performed on each specific sample. Mike Koziol P.Geo., Alto’s Vice President of Exploration, is the qualified person supervising the drill program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold district on Baffin Island. The company holds 1.72 million shares of Diamonds North Resources Ltd.

TABLE I

DESPINASSY DRILL RESULTS – DDH DES05-64 TO DES05-68

From (m)

To (m)

Gold (grams per tonne/metres)

DES05-64

Zone 1:

High geochemical values only (hundreds parts per billion gold)

Zone 2:

154.5

168.5

3.41/14.0

includes

156.5

156.8

4.84/0.3

158.0

158.4

16.6/0.4

161.8

167.7

6.42/5.9

161.8

163.2

22.0/1.4

Isolated Vein

176.5

177.5

4.84/1.0

Zone 3:

189.1

203.0

1.2/13.9

includes

191.5

193.3

3.03/2.3

Zone 3a:

217.0

223.9

1.49/6.9

includes

217.0

218.8

3.69/1.8

222.9

223.9

2.85/1.0

Zone 4:

268.5

269.0

28.9/0.5

278.5

279.0

4.21/0.5

DES05-65

Zone 1:

44.5

52.4

0.87/7.9

includes

49.1

50.9

2.1/1.8

Zone 2:

99.0

105.8

1.75/6.8

includes

99.3

100.0

6.54/0.7

Zone 3:

127.4

142.1

2.04/14.7

includes

128.3

129.5

2.94/1.2

134.7

135.1

45.85/0.4

Zone 4:

198.0

198.5

11.77/0.5

DES05-66

Zone 1:

92.9

97.7

0.43/4.8

Isolated Vein

118.6

119.3

8.1/0.7

Zone 2:

126.4

154.4

1.97/28.0

includes

130.0

133.1

6.7/3.1

130.0

131.2

14.0/1.2

138.3

138.8

4.45/0.5

142.2

143.6

8.3/1.4

143.1

143.6

20.1/0.5

Zone 3:

No significant values

Zone 3a:

211.1

219.1

0.46/8.0

Zone 4:

276.9

278.5

2.64/1.6

280.1

281.5

5.67/1.4

(incl.)

280.1

280.7

10.6/0.6

DES05-67

Zone 1:

114.0

118.9

1.2/4.9

includes

114.0

114.5

4.74/0.6

Zone 2:

147.3

172.3

2.33/25.0

includes

163.7

170.9

7.0/7.2

166.0

168.7

16.4/2.7

Zone 3:

191.7

209.6

0.75/17.9

includes

194.5

195.5

3.9/1.0

Zone 4:

270.1

272.3

4.15/2.2

DES05-68

Zone 1:

143.1

154.3

0.43/11.2

Zone 2:

177.8

211.0

0.58/33.2

includes

206.4

206.9

3.94/0.5

Zone 3:

231.5

248.0

0.77/16.5

includes

240.2

240.9

2.88/0.7

246.8

247.3

2.94/0.5

Zone 4:

329.9

333.6

14.6/3.7

includes

332.6

333.6

51.2/1.0

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

February 22, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

February 22, 2005

Vancouver Stockwatch

Market News Publishing Inc.

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

COMMANDER RESOURCES LTD. reports it has entered into an agreement with a private consortium based in Newfoundland to acquire a 100% interest in the Blue Hills and White Bear Uranium properties located in southwestern Newfoundland.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-07, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of February, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: February 22, 2005 TSX Venture Exchange: CMD Shares Issued: 30,757,590 News Release #05-07

COMMANDER RESOURCES ACQUIRES TWO URANIUM PROPERTIES

COMMANDER RESOURCES LTD. (CMD-TSX Venture) has entered into an agreement with a private consortium based in Newfoundland to acquire a 100% interest in the Blue Hills and White Bear Uranium properties located in southwestern Newfoundland.  In the 1980’s exploration completed by Shell Canada Limited and Central Electricity Generating Board Exploration (CEGB - now owned by Cameco Corporation) located several in situ bedrock uranium occurrences and boulder trains carrying highly anomalous uranium values.  Newfoundland government geologists discovered other uranium showings in the area during the 1980’s.

The acquisition of these uranium properties represents a low-cost entry to a well-defined exploration opportunity of a high-value commodity.  This compliments the company’s objective of adding significant shareholder value through diversified and strategic opportunities.

The properties consist of 124 claims at Blue Hills and 114 claims at White Bear. Commander may earn a 100% interest over a four year term by making total cash payments of $82,200, issuing 201,000 shares of Commander and completing $1,000,000 in exploration.  Of this, $7,500 in cash and 21,000 shares of Commander are due on signing of the agreement.   The first year expenditure commitment is $75,000.  The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1 million.

The main uranium showing on the Blue Hills Property consists of over 250 angular boulders up to 1.5 metres in size concentrated in 7 clusters over a 1.5 kilometre long trend.  Shell Canada, CEBG and the Newfoundland government considered that the boulder clusters were sourced from near surface bedrock uranium occurrences.

Uranium values reported from the boulders ranged from 0.14 % U (uranium) to 2.88 % U with radiometric counts ranging from 8000 counts per second (cps) to 40,000 cps in scintillometer readings.  A small bedrock exposure contained a sample, considered representative, assaying 0.60% U associated with pitchblende in fractures of a felsic volcanic unit.  A detailed radiometric survey over this small outcrop area showed highly anomalous readings ranging from 3000 to 33,000 cps over a stratigraphic width exceeding five metres.

A number of other uranium showings on the Blue Hills property occur in outcrops of both felsic volcanics and several younger, intrusive granites.  Higher assay values from bedrock occurrences ranged from 0.30 % to 1.2 % U.

On the White Bear property, located 30 kilometres east of the Blue Hills property, three uranium occurrences were discovered by the Newfoundland Geological Survey in the early 1980’s.  The showings occur over a 3 kilometre trend in an area of less than one percent outcrop.  High radiometric counts were derived from small outcrop exposures of interbedded metasediments with felsic volcanics.  Radiometric counts of 2000-10,000 cps were related to bedrock assay values ranging from 0.07 % to 0.42 % U.

Uranium mineralization on both properties was interpreted by the previous workers to be stratabound hosted by mainly felsic volcanic rocks of Ordovician age (450 million years) in the southwest portion of the Gander Tectonic Zone of Newfoundland.  Two of the smaller showings were reported to be within one of the granitic bodies.   Pitchblende appears to be the primary uranium mineral, with minor associated uraninite, autinite, uranophane and brannerite.

The above information was extracted from detailed reports by Shell Canada and CEBG both of which had specialized uranium exploration divisions.  Both companies left the area in the early and mid 1980’s due to low uranium prices.

A number of uranium deposits are associated with granitic bodies including the large Rossing Uranium deposit of Namibia, the world’s fourth largest producer.  The Novazzo Uranium Mine of   Italy is hosted in felsic volcanics with a syngenetic uranium source.  The high grade, early uranium mines of the Great Bear Lake district of Canada consist of complex arsenical vein deposits in felsic volcanics.

Commander plans to complete radiometric surveys on the properties along with geological mapping, prospecting, trenching and sampling to verify the historical data.  Geophysical surveys will be undertaken where appropriate. If a significant target is developed, it will be tested by diamond drilling.

The uranium values, mineralization and technical information reported in this news release have not been verified by Commander and does not conform to NI-43-101 reporting requirements.

Bernard Kahlert, P.Eng, V.P. Exploration reviewed the reports containing the technical information reported in this release.  Mr. Kahlert is the Qualified Person under NI 43-101 and will be supervising the work on the property.   .

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality gold and base metal opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.  The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh

President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

March 4, 2005

VIA SEDAR FILING

B.C. Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please be advised as to meeting and record dates as follows for Commander Resources Ltd. in relation to the above:

Meeting Date:

May 5, 2005

Record Date (for mailing/voting):

March 31, 2005

Yours truly,

COMMANDER RESOURCES LTD.

“Janice Davies”

Janice Davies

Corporate Secretary

/jd

AGM/REGNOTIC

cc:

David J. McCue

Margot Sulymka, CIBC Mellon Trust

All other Securities Commissions in Canada

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: March 17, 2005

/s/  Kenneth E. Leigh

By:___________________________

      Kenneth E. Leigh, President